Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we established a website, at www.dhlairborne.com, to provide information regarding the transaction and the parties thereto.

On April 7, 2003, we added the following employee communication information to Airborne’s intranet website:

Additional Q & A’s for Intranet posting on 4/7/03:

Q1.  Will DHL’s Airborne subsidiary honor the terms of their current labor contracts?

A1.  Airborne Express will continue to honor all obligations under its existing collective bargaining agreements. Although specific integration plans have not been made, any changes to contract terms that may result from the transaction will be subject to the collective bargaining process.

Q2.  Will our benefits change soon?

A2.  We expect no immediate changes in benefits. For union employees, benefits are dictated by the collective bargaining agreement, so changes to benefits as a result of the transaction would be subject to the collective bargaining process. For non-union employees, benefits will be examined as part of the strategic review process that will be key to working out the details of the combination of the two companies.

Q3.  Will we lose our interline travel benefits once the deal is closed?

A3.  Both DHL and Airborne currently offer travel benefits, which will remain in effect until the agreement becomes final. Like all other benefit plans, the details of this benefit will be worked out as part of the strategic review process.

Q4.  Can we find out more about the structure of ABX Air, Inc?

A4.  ABX Air, Inc. will own all of the aircraft currently owned by ABX, as well as all flight simulators, aircraft tooling, aircraft parts and equipment like push-back tugs and deicers. DHL’s Airborne subsidiary will own the Wilmington airport, sort centers, ground equipment, containers and related assets. Just like every other domestic airline, ABX Air, Inc. will lease the facilities it needs. In this case, the facilities will be leased from Airborne.

Q5.  How does ABX Air Inc. make any money?

A5.  Once the transaction is complete, ABX Air, Inc. will have two agreements with the combined companies. The first is an ACMI (aircraft, crew, maintenance and insurance) agreement, which will cover air transportation services. The second is a Hub and Line Haul Services agreement, which will cover hub, sort, logistics services and line haul operations. Both agreements are structured on a “cost-plus” basis, meaning that ABX Air, Inc. will be paid a mark-up on top of their actual costs. Additional mark-up can be earned if ABX Air, Inc. hits or exceeds various performance standards.

Q6.  How will the combined companies interact with ABX Air, Inc. to respond to service issues and emergency situations where we have to trap shipments and affect recovery?

A6.  ABX is currently a separate company and subsidiary, but the communication, touch-points and services interfaces work very well. We do not expect that to change when the transaction is closed and ABX Air, Inc. is separated as a stand-alone U.S. public company. Specific service parameters will be established in the ACMI and the Hub and Line Haul Services agreements and we expect that the communication linkages will be the same as they are today.

Q7.  What will happen to ALS?

A7.  ALS Sales and the ALS book of business will be sold to DHL, but Operations will be staffed by ABX-contracted employees under the Hub and Line Haul Services Agreement.

Q8.  What will happen to DHL Airways and the airplanes they currently have?

A8.  DHL Airways is an independent airline that will continue to provide services to DHL Worldwide Express.

Q9.  Will the Airborne, Inc. shareholder meeting take place in Seattle in April?

A9.  The annual meeting of shareholders will be held, but not in April. It will be scheduled in conjunction with the stockholder vote for approval of the merger. This is expected to take place this summer.

Q10.  Can FedEx or UPS block this deal?

A10.  FedEx and UPS have already indicated they will push for the Department of Transportation to carefully investigate this transaction. We are confident that there are no legitimate problems with the deal that would inhibit DOT approval.

Forward-Looking Statements

Except for historical information, the matters discussed in this employee communication contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this employee communication is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.